UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Receptos, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

756207106

(CUSIP Number)

Mark McDonnell
ARCH Venture Corporation
8725 W. Higgins Road Suite 290
Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 756207106	13D	Page 2 of 6 Pages

Item 1.        Security and Issuer.

This Amendment No. 3 amends, supplements and restates (as applicable) the statement on Schedule 13D filed on September 19, 2014, (the “Original Filing”), and relates to the Reporting Persons’ (as defined in Item 2 of the Original Filing) beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Receptos, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3033 Science Park Road, Suite 300, San Diego, California 92121. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Original Filing.

Item 2.        Identity and Background.

There are no amendments to Item 2 of the Original Filing.

Item 3.        Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.        Purpose of Transaction.

Not applicable.

Item 5.        Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and restated to read in its entirety as follows:

As of November 11, 2014, each of the Reporting Persons has ceased to own beneficially five percent or more of Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.        Material to be Filed as Exhibits.

Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

CUSIP No. 756207106	13D	Page 3 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          June 9, 2015

ARCH VENTURE FUND VI, L.P.

By:      ARCH Venture Partners VI, L.P.
its General Partner

By:     ARCH Venture Partners VI, LLC
its General Partner

   By:                          *
    Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:     ARCH Venture Partners VI, LLC
            its General Partner

           By:                             *
   Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                                   *
Managing Director

ARCH VENTURE FUND VII, L.P.

By:      ARCH Venture Partners VII, L.P.
its General Partner

By:     ARCH Venture Partners VII, LLC
its General Partner

   By:                          *
    Managing Director

ARCH VENTURE PARTNERS VII, L.P.

By:     ARCH Venture Partners VII, LLC
            its General Partner

           By:                             *
   Managing Director

CUSIP No. 756207106	13D	Page 4 of 6 Pages

ARCH VENTURE PARTNERS VII, LLC

By:                                   *
Managing Director

                                         *
Clinton Bybee

                                         *
                                                                                        Keith Crandell

                                         *
Robert Nelsen

* By:  /s/ Mark McDonnell
           Mark McDonnell as Attorney-in-Fact

*This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of the Issuer by the Reporting Persons filed with the Securities Exchange Commission on May 8, 2013 and incorporated herein in its entirety by reference.

CUSIP No. 756207106	13D	Page 5 of 6 Pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Receptos, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:          June 9, 2015

ARCH VENTURE FUND VII, L.P.

By:      ARCH Venture Partners VII, L.P.
its General Partner

By:     ARCH Venture Partners VII, LLC
its General Partner

   By:                          *
    Managing Director

ARCH VENTURE PARTNERS VII, L.P.

By:     ARCH Venture Partners VII, LLC
            its General Partner

           By:                             *
   Managing Director

ARCH VENTURE PARTNERS VII, LLC

By:                                   *
Managing Director

ARCH VENTURE FUND VI, L.P.

By:      ARCH Venture Partners VI, L.P.
its General Partner

By:     ARCH Venture Partners VI, LLC
its General Partner

   By:                          *
    Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:     ARCH Venture Partners VI, LLC
            its General Partner

           By:                             *
   Managing Director

CUSIP No. 756207106	13D	Page 6 of 6 Pages

ARCH VENTURE PARTNERS VI, LLC

By:                                   *
Managing Director

                                         *
Clinton Bybee

                                         *
                                                                                        Keith Crandell

                                         *
Robert Nelsen

* By:  /s/ Mark McDonnell
           Mark McDonnell as Attorney-in-Fact

*           This Agreement was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of the Issuer by the Reporting Persons filed with the Securities Exchange Commission on May 8, 2013 and incorporated herein in its entirety by reference.